UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HMI Industries Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

404238 10 7
(CUSIP Number)

Kirk W. Foley
6845 Davand Drive
Mississauga, Ontario L5T 1L4

With a copy to:
Marc H. Morgenstern, Esq.
Kahn Kleinman, L.P.A.
2600 Erieview Tower
1301 East Ninth Street
Cleveland, OH 44114-1824
(216) 696-3311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2004
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404238 10 7			Page 2 of 4

1.	Name of Reporting Person: Kirk W. Foley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 555,016

		8.	Shared Voting Power: 2,339,028

		9.	Sole Dispositive Power: 555,016

		10.	Shared Dispositive Power: 2,339,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,894,044

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.9%

14.	Type of Reporting Person (See Instructions): IN

     This statement amends and supplements the Schedule 13D as filed by Kirk W. Foley (the “Reporting Person”) with the SEC on October 19, 2001, as amended on two prior occasions, and relates to the Common Stock, par value $1.00 per share, of HMI Industries, Inc., a Delaware corporation (“HMI”). Except as disclosed herein, there has been no change in the information previously reported on the Schedule 13D, as amended.

     The summary description of the document contained in this Schedule is qualified in its entirety by reference to the complete text of such document filed as an Exhibit hereto and incorporated herein by reference.

Item 6.	Contracts, Agreements, Understandings or Relationships With Respect to Securities of Issuer.

     The Stockholders Voting Agreement, dated October 19, 2001, pursuant to which the Reporting Persons made certain agreements regarding their power to vote and dispose of their shares of Common Stock and granted an irrevocable proxy to Kirk Foley as their designated agent, has been amended to extend the term of the Agreement until December 31, 2005, unless earlier terminated in accordance with its terms.

Item 7.	Materials to be Filed as Exhibits.

     Exhibit A Amendment, dated October 11, 2004, to Stockholders Voting Agreement

SIGNATURES

     After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Amendment to the Schedule 13D is true, correct and complete.

Dated: October 12, 2004	/s/ Kirk W. Foley

Kirk W. Foley

AMENDMENT TO STOCKHOLDERS VOTING AGREEMENT

     This Amendment No. 1 to Stockholders Voting Agreement, dated as of October 11, 2004, is by and among Kirk W. Foley, an individual (the “Designated Agent”) and each of the stockholders identified on the signature page hereof (the “Participating Stockholders” and, together with the Designated Agent, collectively referred to as the “Stockholders”).

     WHEREAS, the Stockholders are a party to the Stockholders Voting Agreement dated October 19, 2001 (the “Stockholders Voting Agreement”);

     WHEREAS, the Stockholders deem it desirable to extend the term of the Stockholders Voting Agreement and to make such additional amendments thereto as are necessary as a result of events that have occurred since October 19, 2001.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

     Item 1. Section 11 of the Stockholders Voting Agreement is amended and restated to read as follows:

     11. Term of Agreement. This Agreement shall remain in effect until December 31, 2005, unless sooner terminated by: (a) resignation of the Designated Agent in accordance with Section 9 hereof; and (b) the completion of a sale of the Company, whether by merger, tender offer, exchange offer, or a sale of all or substantially all of the Company’s assets.

     Item 2. Section 18(k) of the Stockholders Voting Agreement is amended and restated to read as follows:

     (k) Legal Counsel. Each Participating Stockholder acknowledges and agrees that Kahn Kleinman, L.P.A. has been retained by and solely represents the Designated Agent in connection with the preparation of the Stockholders Voting Agreement, including this Amendment, and, since March 2004, Kahn Kleinman has served as counsel to the Company. Each Participating Stockholder hereby consents to such representation and, further, acknowledges that it has been advised to obtain independent legal counsel in connection with the negotiation, execution, and delivery of the Stockholders Voting Agreement, as amended.

     Each party acknowledges and agrees that, except as set forth herein, the Stockholders Voting Agreement remains in full force and effect without modification.

     This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and such counterparts will together constitute one and the same instrument. The execution by any one party of any counterpart will be sufficient execution by that party, whether or not the same counterpart has been executed by any other party.

     IN WITNESS WHEREOF, the Designated Agent and the participating Stockholders have executed as of the day and date first written above.

DESIGNATED AGENT:
/s/ Kirk W. Foley
Kirk W. Foley		Anne M. Baker

STEEPLECHASE CORP.

By: /s/ Barry Needler		/s/ Carol Dhama

Barry Needler, President		Carol Dhama

FAIRWAY INC.		ISETAN MANAGEMENT LTD.

By: /s/ Barry Needler		By: /s/ Murray Walker
Barry Needler, President		Murray Walker, President

ROY W. CRONACHER, JR. LIVING TRUST
U/A/D OCTOBER 7, 2003

	By:	/s/ Roy W. Cronacher, Trustee

Daniel A. Thompson		Roy W. Cronacher, Trustee